Dear Shareholders:

Currency losses and rising U.S. interest rates took their toll on the Lexington Global Income Fund during the first six months of 1999. The Fund had a total return of negative 1.28%* compared to a negative return of 7.27% for the unmanaged Lehman Brothers Global Bond Index and a negative return of 3.37% for the average global income fund monitored by Lipper, Inc. As you can see, the Fund outperformed the averages for these benchmarks. We are confident that our strategy, which stresses regional diversification and current income, will continue to be rewarding over the long term.

Portfolio Review

The U.S. Dollar rose 11% versus the Euro so far this year. We reduced the Fund's European exposure through the sale of Norwegian and U.K. bonds early in the first quarter. Nonetheless, unrealized currency losses on our European bond holdings reduced the Fund's asset value during the first half-year by over 3.5%. Despite its recent sell-off, we believe that the dollar will strengthen in months ahead. Domestic economic growth well exceeds that of Europe and that fosters a higher return for dollar-denominated assets whether they are common stocks or debt instruments. We will likely see Dollar/Euro parity before year-end, but longer term we anticipate a significant recovery in the Euro. Currently, the Fund has about 36% of its assets invested in Europe with the largest exposures in Greece (10.6%) and Denmark (9.6%). We are likely to increase our European and Euro exposure before year-end.

We increased our holdings of high-yield domestic debt this year. On June 30, such investments accounted for 26% of total assets compared with 18% at the start of the year. These investments are split between non-investment grade residential mortgage debt and corporate bonds. Continued strong business expansion, strong consumer finances, and a robust housing market mitigate the risk of credit losses during this phase of the economic cycle.

Market Outlook

Emerging market dollar-denominated debt has been the place to invest so far this year. The Lehman Brothers Emerging Market Debt Index was up 10.2% during the first six months of 1999. Unfortunately, we had no exposure to the big winner in this sector, Russia, whose dollar-denominated debt rallied 56% during the second quarter alone. About 22% of the Fund's assets are invested in dollar-denominated emerging market debt, and so, a reduction in this percentage is likely going forward. Rising U.S. interest rates are likely to weigh heavily on the creditworthiness of the debt-laden Latin American economies. Going forward, we think the best investment opportunities will be found in local currency debt in the emerging European economies, and we will continue to overweight these markets.

Year 2000 — Investment Decisions

When evaluating current and potential portfolio positions, Year 2000 readiness is one of the factors the Fund's manager considers. The manager will rely upon public filings and other statements made by issuers about their Year 2000 readiness. The manager, of course, cannot audit each issuer and its major suppliers to verify their Year 2000 readiness. If an issuer in which the Fund is invested is adversely affected by Year 2000 problems, it is likely that the price of its securities will also be adversely affected. A decrease in the value of one or more of the Fund's portfolio holdings will have a similar impact on the Fund's performance. A further discussion of Year 2000 issues is included in the footnotes to financial statements, which are included in this report.

We appreciate the support of our shareholders and would be happy to respond to any questions or comments you may have. Please feel free to call us at 1-800-526-0056 or visit our website at www.lexingtonfunds.com.

Sincerely,





Denis P. Jamison
Portfolio Manager
August, 1999

Robert M. DeMichele
President
August, 1999

* **3.69%, 8.64%** and **7.34%** are the one, five, and ten year average annual standard total returns, respectively, for the period ended June 30, 1999. Prior to December 31, 1994, the Fund operated under a different name and investment objective. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than at their original cost. Total return represents past performance and is not predictive of future results. Investing in emerging markets, rather than established markets, has special risks, including currency fluctuations and political instability. High yield bonds are lower quality bonds that are also known as ''Junk Bonds.'' Such bonds entail greater risks than those found in higher rated securities. There is no guarantee that the Fund can achieve its objective.

Portfolio Summary as of June 30, 1999
(unaudited)

Asset Allocation



Government Bold	45%
Corporate Bonds	44%
Cash & Cash Equivalents	11%

Top Country Holdings



United States	20%
Greece	10%
Denmark	9%
Argentina	8%
Poland	7%
Dominican Republic	7%

Top Ten Holdings (44% of Portfolio)

1. Government of Turkey Treasury Bills, (0.00%, due 11/03/99) - *Turkey*
2. Republic of Argentina, (9.75%, due 09/12/27) - *Argentina*
3. Hellenic Republic, (9.80%, due 03/21/00) - *Greece*
4. Republic of the Philippines, (18.00%, due 11/26/08) - *Philippines*
5. Federative Republic of Brazil, ''C'' Bond, (5.00%, due 04/15/14) - *Brazil*
6. Tricom, S.A., (11.375%, due 09/01/04) - *Dominican Republic*
7. Unikredit Realkredit, (6.00%, due 10/01/29) - *Denmark*
8. Government of Poland, (12.00%, due 06/12/01) - *Poland*
9. Cemex SA, (12.75%, due 07/15/06) - *Mexico*
10. Government of Poland, (12.00%, due 02/12/03) - *Poland*

Lexington Global Income Fund
Statement of Net Assets
(Including the Portfolio of Investments)
June 30, 1999 (unaudited)

Principal Amount	Security	Value (Note 1)
	LONG-TERM DEBENTURES: 89.5%	
	GOVERNMENT OBLIGATIONS: 45.4%	
	Argentina: 5.1%	
$ 2,200,000	Republic of Argentina, 9.75%, due 09/19/27	$ 1,655,500
	Brazil: 4.8%	
2,390,560	Federative Republic of Brazil, "C" Bond, 5.00%, due 04/15/14	1,545,617
	Dominican Republic: 2.4%	
1,200,000	Central Bank of Dominican Republic, Floating Rate Note, 6.00%, due 08/30/24	792,000
	Greece: 10.3%	
500,000,000*	Hellenic Republic, 9.80%, due 03/21/00	1,594,078
310,000,000*	Hellenic Republic, Floating Rate Note, 13.10%, due 10/23/03	1,023,292
200,000,000*	Hellenic Republic, 8.80%, due 06/19/07	733,384
		3,350,754
	Hungary: 5.2%	
200,000,000*	Government of Hungary, 21.00%, due 10/24/99	841,008
200,000,000*	Government of Hungary, 16.00%, due 11/24/00	844,832
		1,685,840
	Jordan: 0.7%	
$ 400,000	Republic of Jordan, Floating Rate Note, 5.50%, due 12/23/23	240,520
	Mexico: 2.3%	
1,000,000	United Mexican States, 6.25%, due 12/31/19	734,100
1,000,000	United Mexican States (Rights)	—
		734,100
	Philippines: 4.8%	
50,000,000*	Republic of the Philippines, 18.00%, due 11/26/08	1,559,666
	Poland: 6.8%	
4,500,000*	Government of Poland, 12.00%, due 06/12/01	1,153,051
4,000,000*	Government of Poland 12.00%, due 02/12/03	1,048,255
		2,201,306

Principal Amount	Security	Value (Note 1)
	GOVERNMENT OBLIGATIONS (continued):	
	South Africa: 3.0%	
5,100,000*	Electricity Supply Commission (ESKOM), 11.00%, due 06/01/08	$ 663,142
2,000,000*	Republic of South Africa, 12.00%, due 02/28/05	299,286
		962,428
	TOTAL GOVERNMENT OBLIGATIONS (cost $16,578,054)	14,727,731
	CORPORATE BONDS: 44.1%	
	Argentina: 2.7%	
$ 1,000,000	Compagnie De Radiocomunicaciones Moviles SA, 9.25%, due 05/08/08[1,2]	876,200
	Canada: 1.1%	
500,000*	Rogers Communications, Inc., 10.50%, due 02/14/06	369,076
	Czech Republic: 3.8%	
12,500,000*	CEZ, A.S., 11.30%, due 06/06/05	371,541
30,000,000*	International Finance Corporation, 24.00%, due 10/12/99	874,751
		1,246,292
	Denmark: 9.3%	
3,434,000*	Danske Kredit, 6.00%, due 10/01/29	452,183
4,800,000*	Nykredit A/S, 6.00%, due 10/01/29	636,393
4,667,000*	Realkredit Danmark A/S, 6.00%, due 10/01/29	618,436
9,934,000*	Unikredit Realkredit, 6.00%, due 10/01/29	1,314,998
		3,022,010
	Dominican Republic: 4.1%	
$ 1,500,000	Tricom, S.A., 11.375%, due 09/01/04	1,323,750
	Mexico: 3.5%	
1,000,000	Cemex SA, 12.75%, due 07/15/06	1,130,000
	United States: 19.6%	
559,703	ABN-AMRO Mortgage Corporation, Series 1998-1, Class B4, 6.7079%, due 04/25/28[1]	340,020

Lexington Global Income Fund
Statement of Net Assets
(Including the Portfolio of Investments)
June 30, 1999 (unaudited) (continued)

Principal Amount	Security	Value (Note 1)
	CORPORATE BONDS (continued):	
	United States (continued):	
$ 300,000	Archibald Candy Corporation, 10.25%, due 07/01/04	$ 304,500
558,871	BA Mortgage Securities, Inc., Series 1997-2, Class B4, 7.25%, due 10/25/27[1]	359,249
1,000,000	Beazer Homes USA, Inc., 9.00%, due 03/01/04	985,000
1,000,000	Chiquita Brands International Inc., 10.25%, due 11/01/06	1,015,000
950,000	Clark Materials Handling Company, Senior Note, Series D, 10.75%, due 11/15/06	807,500
181,380	DLJ Mortgage Acceptance Corporation, Series 1996-I, Class B4, 7.25%, due 9/25/11[1,2]	140,910
921,184	Norwest Asset Securities Corporation, Series 1997-6, Class B4, 7.50%, due 5/25/27[1,2]	615,754
450,189	PNC Mortgage Securities Corporation, Series 1999-1, Class 2B4, 6.25%, due 02/25/14[1,2]	329,694
150,062	PNC Mortgage Securities Corporation, Series 1999-1, Class 2B5, 6.25%, due 02/25/14[1,2]	94,633
150,062	PNC Mortgage Securities Corporation, Series 1999-1, Class 2B6, 6.25%, due 02/25/14[1,2]	29,708
688,895	PNC Mortgage Securities Corporation, Series 1997-5, Class B5, 7.25%, due 10/25/27[1,2]	452,303
690,223	PNC Mortgage Securities Corporation, Series 1998-2, Class VB5, 6.625%, due 03/25/28[1,2]	386,849
1,490,236	PNC Mortgage Securities Corporation, Series 1998-11, Class 1B6, 6.50%, due 11/25/28[1,2]	295,020
$ 293,369	Residential Asset Securitization Trust, Series 1997-A6, Class B4, 7.25%, due 9/25/12[1,2]	$ 219,477
		6,375,617
	TOTAL CORPORATE BONDS (cost $15,683,977)	14,342,945
	TOTAL LONG-TERM DEBENTURES (cost $32,262,031)	29,070,676
	SHORT-TERM INVESTMENTS: 7.6%	
	Turkey: 5.8%	
1,000,000,000,000*	Government of Turkey Treasury Bills, 0.00%, due 11/03/99	1,888,057
	United States: 1.8%	
$ 600,000	U.S. Treasury Bills, 4.82%, due 12/16/99	586,728
	TOTAL SHORT-TERM INVESTMENTS (cost $2,606,871)	2,474,785
	TOTAL INVESTMENTS: 97.1% (cost $34,868,902†) (Note 1)	31,545,461
	Other assets in excess of liabilities: 2.9%	926,237
	TOTAL NET ASSETS: 100.0% (equivalent to $9.82 per share on 3,306,152 shares outstanding)	**$32,471,698**

* Principal amount represents local currency.

[1] Restricted Security (Note 7).

[2] Illiquid Security (Note 8).

† Aggregate cost for Federal income tax purposes is $34,869,032.

The Notes to Financial Statements are an integral part of this statement.

Lexington Global Income Fund
Statement of Assets and Liabilities
June 30, 1999 (unaudited)

Assets	
Investments, at value (cost $34,868,902) (Note 1)	$31,545,461
Cash	261,019
Receivable for investment securities sold	1,155
Receivable for shares sold	23,226
Interest receivable	801,308
Total Assets	32,632,169
Liabilities	
Due to Lexington Management Corporation (Note 2)	26,843
Payable for shares redeemed	25,226
Distributions payable	45,791
Accrued expenses	62,611
Total Liabilities	160,471
Net Assets (equivalent to $9.82 per share on 3,306,062 shares outstanding) (Note 4)	$32,471,698
Net Assets consist of:	
Additional paid-in capital (Note 1)	$35,855,830
Undistributed net investment income (Note 1)	552,809
Accumulated net realized loss on investments and foreign currency transactions (Note 1)	(605,887)
Unrealized depreciation of investments and foreign currency translation of other assets and liabilities	(3,331,054)
Total Net Assets	$32,471,698

Lexington Global Income Fund
Statement of Operations
Six months ended June 30, 1999 (unaudited)

Investment Income		
Interest	$ 2,460,775	
Less: foreign tax expense	101,402	
Total investment income		$ 2,359,373
Expenses		
Investment advisory fee (Note 2)	172,254	
Distribution expenses (Note 3)	27,911	
Transfer agent and shareholder servicing expenses (Note 2)	23,517	
Custodian expenses	22,843	
Printing and mailing expenses	18,189	
Professional fees	16,936	
Accounting expenses (Note 2)	14,820	
Directors' fees and expenses	8,869	
Registration fees	8,415	
Computer processing fees	4,221	
Other expenses	9,125	
Total expenses		327,100
Net investment income		2,032,273
Realized and Unrealized Loss on Investments (Note 5)		
Net realized loss on:		
Investments	(212,722)	
Foreign currency transactions	(556,019)	
Net realized loss		(768,741)
Net change in unrealized depreciation of:		
Investments	(1,733,800)	
Foreign currency translation of other assets and liabilities	(19,383)	
Net change in unrealized depreciation		(1,753,183)
Net realized and unrealized loss		(2,521,924)
Decrease in Net Assets Resulting from Operations		$ (489,651)

The Notes to Financial Statements are an integral part of these statements.

Lexington Global Income Fund
Statements of Changes in Net Assets

	Six months ended June 30, 1999 (unaudited)	Year ended December 31, 1998
Net investment income	$ 2,032,273	$ 3,618,708
Net realized loss from investments and foreign currency transactions	(768,741)	(156,676)
Net change in unrealized depreciation of investments and foreign currency translation	(1,753,183)	(1,141,496)
Increase (decrease) in net assets resulting from operations	(489,651)	2,320,536
Distributions to shareholders from net investment income	(1,344,582)	(2,758,226)
Distributions to shareholders from net realized gains from security transactions	—	(624,804)
Increase (decrease) in net assets from capital share transactions (Note 4)	(2,100,631)	13,801,323
Net increase (decrease) in net assets	(3,934,864)	12,738,829
Net Assets:		
Beginning of period	36,406,562	23,667,733
End of period (Including undistributed net investment income of $552,809 and $641,772, 1999 and 1998, respectively)	$32,471,698	$36,406,562

The Notes to Financial Statements are an integral part of these statements.

Lexington Global Income Fund
Notes to Financial Statements
June 30, 1999 (unaudited) and December 31, 1998

1. Significant Accounting Policies

Lexington Global Income Fund (the ''Fund'') (formerly known as Lexington Ramirez Global Income Fund) is an open-end non-diversified management investment company registered under the Investment Company Act of 1940, as amended. The Fund's investment objective is to seek high current income. Capital appreciation is a secondary objective. The following is a summary of significant accounting policies followed by the Fund in the preparation of its financial statements:

Investments Securities transactions are accounted for on a trade date basis. Realized gains and losses from investment transactions are reported on the identified cost basis. Long-term debt obligations held by the Fund are valued at the mean of representative quoted bid and asked prices for such securities or, if such prices are not available, at prices for securities of comparable maturity, quality and type; however, when LMC

1. Significant Accounting Policies (continued)

Investments (continued) deems it appropriate, prices obtained for the day of valuation from a bond pricing service will be used. Short-term debt investments are amortized to maturity based on their cost, adjusted for foreign exchange translation. Equity securities are valued at the last sale price on the exchange, as of the close of business on the day the securities are being valued. In the absence of any sales, securities are valued at the mean of the last available bid and asked prices. Securities traded on the over-the-counter market are valued at the mean between the last current bid and asked prices. Securities for which market quotations are not readily available and other assets are valued by Fund management in good faith under the direction of the Fund's Board of Directors. All investments quoted in foreign currencies are valued in U.S. dollars on the basis of the foreign currency exchange rates prevailing at the close of business. Dividend income and distributions to shareholders are recorded on the ex-dividend date. Interest income, adjusted for amortization of premiums and accretion of discounts, is accrued as earned.

Foreign Currency Transactions Foreign currencies (and receivables and payables denominated in foreign currencies) are translated into U.S. dollar amounts at current exchange rates. Translation gains or losses resulting from changes in exchange rates and realized gains and losses on the settlement of foreign currency transactions are reported in the statement of operations. In addition, the Fund may enter into forward foreign exchange contracts in order to hedge against foreign currency risk in the purchase or sale of securities denominated in foreign currency. The Fund may also enter into such contracts to hedge against changes in foreign currency exchange rates on portfolio positions. These contracts are marked to market daily, by recognizing the difference between the contract exchange rate and the current market rate as unrealized gains or losses. Realized gains or losses are recognized when contracts are closed and are reported in the statement of operations.

The Fund authorizes its custodian to place and maintain debt obligations in a segregated account of the Fund having a value equal to the aggregate amount of the Fund's commitments under foreign forward currency contracts entered into with respect to position hedges. There are no forward foreign currency contracts outstanding at June 30, 1999.

Federal Income Taxes It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to ''regulated investment companies'' and to distribute all of its taxable income to its shareholders. Therefore, no provision for Federal income taxes is required.

Distributions Dividends from net investment income are normally declared and paid quarterly and dividends from net realized capital gains are normally declared and paid annually. However, the Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code. The character of income and gains to be distributed are determined in accordance with income tax regulations that may differ from generally accepted accounting principles. At December 31, 1998, reclassifications were made to the Fund's capital accounts to reflect permanent book/tax differences and income and gains available for distribution under income tax regulations. Net investment income, net realized gains and net assets were not affected by this change.

1. Significant Accounting Policies (continued)

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

2. Investment Advisory Fee and Other Transactions with Affiliate

The Fund pays an investment advisory fee to Lexington Management Corporation (''LMC'') at an annual rate of 1.00% of the Fund's average daily net assets. In connection with providing investment advisory services, LMC entered into a sub-advisory contract with MFR Advisors Inc. (''MFR'') under which MFR provides the Fund with investment advisory services. Pursuant to the terms of the sub-advisory contract between LMC and MFR, LMC pays MFR a monthly sub-advisory fee at an annual rate of 0.35% of the Fund's average daily net assets in excess of $15 million. The sub-advisory contract between LMC amd MFR was terminated on May 3, 1999. For 1999, LMC has voluntarily agreed to limit the total expenses of the Fund (excluding interest, taxes, brokerage commissions, 12b-1 fees and extraordinary expenses but including management fees and operating expenses) to an annual rate of 2.50% of the Fund's average daily net assets. No reimbursement was required for the six months ended June 30, 1999.

The Fund reimburses LMC for certain expenses, including accounting and shareholder servicing costs of $32,364, which are incurred by the Fund, but paid by LMC.

3. Distribution Plan

The Fund has adopted a Distribution Plan (the ''Plan'') which allows payments to finance activities associated with the distribution of the Fund's shares. The Plan provides that the Fund may pay distribution fees on a reimbursement basis, including payments to Lexington Funds Distributor, Inc. (''LFD''), the Fund's distributor, in amounts not exceeding 0.25% per annum of the Fund's average daily net assets. Total distribution expenses for the six months ended June 30, 1999, were $27,911 and are set forth in the statement of operations.

4. Capital Stock

Transactions in capital stock were as follows:

	Six months ended June 30, 1999 (unaudited)		Year ended December 31, 1998	
	Shares	Amount	Shares	Amount
Shares sold	581,526	$ 5,930,781	2,249,211	$ 24,156,657
Shares issued on reinvestment of dividends	124,435	1,240,959	290,497	3,013,322
	705,961	7,171,740	2,539,708	27,169,979
Shares redeemed	(912,434)	(9,272,371)	(1,263,118)	(13,368,656)
Net increase (decrease)	(206,473)	$(2,100,631)	1,276,590	$ 13,801,323

5. Investment Transactions

The cost of purchases and proceeds from sales of securities for the six months ended June 30, 1999, excluding short-term securities, were $3,431,454 and $5,833,697, respectively.

5. Investment Transactions (continued)
At June 30, 1999, the aggregate gross unrealized appreciation for all securities in which there is an excess of value over tax cost amounted to $313,644 and aggregate gross unrealized depreciation for all securities in which there is an excess of tax cost over value amounted to $3,637,085.

6. Investment and Concentration Risks
The Fund's investments in foreign securities may involve risks not present in domestic investments. Since foreign securities may be denominated in a foreign currency and involve settlement and pay interest or dividends in foreign currencies, changes in the relationship of these foreign currencies to the U.S. dollar can significantly affect the value of the investments and earnings of the Fund. Foreign investments may also subject the Fund to foreign government exchange restrictions, expropriation, taxation or other political, social or economic developments, all of which could affect the market and/or credit risk of the investments.

Year 2000 Compliance Risk The Fund seeks to ensure that the operating and processing systems of the issuers in which it invests will continue to function when the Year 2000 arrives. However, the risk exists that one or more of these issuers may not be adequately prepared for the Year 2000 which could have a material impact on the issuer itself and on the Fund's investment in that issuer.

In addition to the risks described above, risks may arise from forward foreign currency contracts as a result of the potential inability of counterparties to meet the terms of their contracts.

7. Restricted Securities
The following securities were purchased under Rule 144A of the Securities Act of 1933 and, unless registered under the Act or exempted from registration, may be sold only to qualified institutional investors.

Security	Acquisition Date	Principal Amount	Market Value	Percent of Net Assets
ABN-AMRO Mortgage Corporation, Series 1998-1, Class B4, 6.7079%, due 04/25/28	03/05/98	$ 559,703	$ 340,020	1.05%
BA Mortgage Securities, Inc., Series 1997-2, Class B4, 7.25%, due 10/25/27	12/17/97	558,871	359,249	1.11
Compagnie De Radiocomunicaciones Moviles SA, 9.25%, due 05/08/08	06/26/98	1,000,000	876,200	2.70
DLJ Mortgage Acceptance Corporation, Series 1996-I, Class B4, 7.25%, due 09/25/11	10/25/96	181,380	140,910	0.43
Norwest Asset Securities Corporation, Series 1997-6, Class B4, 7.50%, due 05/25/27	03/21/97	921,184	615,754	1.90
PNC Mortgage Securities Corporation, Series 1997-5, Class B5, 7.25%, due 10/25/27	09/11/97	688,895	452,303	1.39
PNC Mortgage Securities Corporation, Series 1998-2, Class VB5, 6.625%, due 03/25/28	03/30/98	690,223	386,849	1.19
PNC Mortgage Securities Corporation, Series 1998-11, Class 1B6, 6.50%, due 11/25/28	10/23/98	1,490,236	295,020	0.91
PNC Mortgage Securities Corporation, Series 1999-1, Class 2B4, 6.25%, due 02/25/14	03/26/99	450,189	329,694	1.02
PNC Mortgage Securities Corporation, Series 1999-1, Class 2B5, 6.25%, due 02/25/14	03/26/99	150,062	94,633	0.29
PNC Mortgage Securities Corporation, Series 1999-1, Class 2B6, 6.25%, due 02/25/14	03/26/99	150,062	29,708	0.09
Residential Asset Securitization Trust, Series 1997-A6, Class B4, 7.25%, due 09/25/12	07/31/97	293,369	219,477	0.67
			$4,139,817	12.75%

8. Illiquid Securities

Pursuant to guidelines adopted by the Fund's Board of Directors, the following securities are deemed to be illiquid. The Fund currently limits investment in illiquid securities to 15% of the Fund's net assets, at market value.

Security	Acquisition Date	Principal Amount	Market Value	Percent of Net Assets
Compagnie De Radiocomunicaciones Moviles SA, 9.25%, due 05/08/08	06/26/98	$1,000,000	$ 876,200	2.70%
DLJ Mortgage Acceptance Corporation, Series 1996-I, Class B4, 7.50%, due 09/25/11	10/25/96	181,380	140,910	0.43
Norwest Asset Securities Corporation, Series 1997-6, Class B4, 7.50%, due 05/25/27	03/21/97	921,184	615,754	1.90
PNC Mortgage Securities Corporation, Series 1997-5, Class B5, 7.25%, due 10/25/27	09/11/97	688,895	452,303	1.39
PNC Mortgage Securities Corporation, Series 1998-2, Class VB5, 6.625%, due 03/25/28	03/30/98	690,223	386,849	1.19
PNC Mortgage Securities Corporation, Series 1998-11, Class 1B6, 6.50%, due 11/25/28	10/23/98	1,490,236	295,020	0.91
PNC Mortgage Securities Corporation, Series 1999-1, Class 2B4, 6.25%, due 02/25/14	03/26/99	450,189	329,694	1.02
PNC Mortgage Securities Corporation, Series 1999-1, Class 2B5, 6.25%, due 02/25/14	03/26/99	150,062	94,633	0.29
PNC Mortgage Securities Corporation, Series 1999-1, Class 2B6, 6.25%, due 02/25/14	03/26/99	150,062	29,708	0.09
Residential Asset Securitization Trust, Series 1997-6, Class B4, 7.25%, due 09/25/12	07/31/97	293,369	219,477	0.67
			$3,440,548	10.59%

Lexington Global Income Fund
Financial Highlights

Selected per share data for a share outstanding throughout the period:

	Six months ended June 30, 1999 (unaudited)	Year ended December 31,			
		1998	1997	1996	1995
Net asset value, beginning of period	$10.36	$10.58	$11.22	$10.75	$9.80
Income (loss) from investment operations:					
Net investment income	0.62	0.90	1.04	1.01	0.96
Net realized and unrealized gain (loss) from investments and foreign currency transactions	(0.75)	(0.07)	(0.50)	0.36	0.95
Total income (loss) from investment operations	(0.13)	0.83	0.54	1.37	1.91
Less distributions:					
Distributions from net investment income	(0.41)	(0.87)	(0.91)	(0.86)	(0.96)
Distributions from net realized gains	—	(0.18)	(0.27)	(0.04)	—
Total distributions	(0.41)	(1.05)	(1.18)	(0.90)	(0.96)
Net asset value, end of period	$9.82	$10.36	$10.58	$11.22	$10.75
Total return	(2.54)%*	8.21%	5.00%	13.33%	20.10%
Ratio to average net assets:					
Expenses, before reimbursement or waivers	1.90%*	1.89%	2.17%	2.33%	3.07%
Expenses, net of reimbursement or waivers	1.90%*	1.50%	1.50%	1.50%	2.75%
Net investment income, before reimbursement or waivers	11.80%*	10.99%	8.99%	9.49%	9.48%
Net investment income	11.80%*	11.38%	9.66%	10.32%	9.80%
Portfolio turnover	20.85%*	45.26%	117.94%	71.83%	164.72%
Net assets, end of period (000's omitted)	$32,472	$36,407	$23,668	$29,110	$12,255

* Annualized.

Lexington Global Income Fund

Investment Adviser

LEXINGTON MANAGEMENT CORPORATION
P.O. Box 1515
Park 80 West Plaza Two
Saddle Brook, New Jersey 07663

Distributor

LEXINGTON FUNDS DISTRIBUTOR, INC.
P.O. Box 1515
Park 80 West Plaza Two
Saddle Brook, New Jersey 07663

All shareholder requests for services of any kind should be sent to:

Transfer Agent

STATE STREET BANK AND TRUST COMPANY
c/o National Financial Data Services
330 West Ninth Street
Kansas City, Missouri 64105

Or call toll free:
Service and Sales: 1-800-526-0056
24 Hour Account Information: 1-800-526-0052

www.lexingtonfunds.com

(800) 526-0052

"LEXLINE"

24 hour toll-free telephone access to your Lexington Fund account
Price/Yield • Account Balances • Exchanges • Last Transactions • Total Return • Duplicate Statements

This report has been prepared for the information of the shareholders of Lexington Global Income Fund and is authorized for distribution to the public only if it is accompanied or preceded by a currently effective prospectus which sets forth expenses and other material information.

LEX275-SAR6/99

LEXINGTON GLOBAL INCOME FUND

Seeks high current income.
The appreciation of Capital is a secondary objective.

Semi-Annual Report June 30, 1999

The Lexington Group of **No-Load** Investment Companies

LEXINGTON®